KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen Partner Phone (212) 715-9522 GSilfen@KramerLevin.com

July 21, 2016

Mr. Trace Rakestraw
Ms. Kathy Churko
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Archstone Alternative Solutions Fund (the "Fund") Post-Effective Amendment to Registration Statement on Form N-2 (the “POS 8C Filing”) File Numbers: 333-202864; 811-23042

Dear Mr. Rakestraw and Ms. Churko:

Set forth below are the above-referenced Fund’s responses to comments received telephonically on July 19 and 20, 2016 in connection with the Fund's POS-8C Filing on June 7, 2016. (Comments received from Ms. Churko are set forth in Comments 5, 11, and 23, and the remainder of the comments were provided by Mr. Rakestraw.)

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the POS 8C filing. Appendix A shows the changes addressing the comments that will be reflected in the Fund’s final Prospectus and Statement of Additional Information.

Prospectus- Page i

1.	In the second bullet point of risk factors, please add that there is no plan to list the shares on a public market.

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Securities and Exchange Commission
July 14, 2016

The requested addition has been made.

Prospectus- Page 1

2.	Please explain to what extent there are any “other similar investment vehicles” that the Fund invests in.

There are no “other similar investment vehicles” that the Fund invests in.

3.	Please confirm that the expenses of the “broad mix of hedge funds and other similar investment vehicles” are included in the Acquired Fund Fees and Expenses of the Fund.

Confirmed.

Prospectus - Page 3

4.	In the paragraph titled “Temporary Investments,” please add a statement that by making these investments, the Fund may not achieve its investment objectives.

The requested addition has been made.

Prospectus- Page 4

5.	Please explain how the use of borrowing was not inconsistent with the prospectus disclosure.

The Fund’s borrowings were undertaken for temporary purposes consistent with the prospectus disclosure that the Fund may borrow for investment purposes on a short-term or temporary basis. The Fund launched on October 1, 2015. The credit line was accessed on November 30, 2015 to increase the portfolio to approximately $25 million, pending anticipated receipt of cash from investor subscriptions. The borrowings were intended to be repaid as additional shareholders purchased Shares (the “Temporary Borrowing”). In fact, on January 6, 2016, the Fund paid back approximately $1 million of the Temporary Borrowing. However, asset raising efforts were slower than expected, due to market conditions and unanticipated delays in approvals for platform sales. As a result, the Fund did not experience sufficient increases in assets in the subsequent months of the first fiscal period to fully retire the Temporary Borrowing. (Though, during each month in such fiscal period, the Fund actively sought subscriptions with a view towards retirement of the Temporary Borrowing.) In light of the foregoing, we have clarified the disclosure to elaborate on the nature of the Temporary Borrowing.

Securities and Exchange Commission
July 14, 2016

6.	In the paragraph titled “Borrowings,” please disclose the limit of the line of credit agreement with Credit Suisse International and any other material terms of the agreement.

Additional disclosures have been added in this regard.

7.	Please elaborate on the meaning of “pending receipt of cash from investor subscriptions” in the paragraph titled “Borrowings.”

The Fund may use the line of credit to make investments in Portfolio Funds pending receipt of cash from investor subscriptions that are reasonably expected to be invested in the Fund as of the end of the then current or next month. Borrowings under these circumstances would not exceed 60 days.

8.	In the section titled “Risk Factors,” at the end of the first paragraph, please add a statement that “You may lose money by investing in the Fund.”

The requested addition has been made.

Prospectus- Page 5

9.	Please explain whether the Fund concentrates its investments in a single industry or group of related industries, and add a statement to this effect in the second bullet point of special risks of investing the Portfolio Funds.

The Fund does not concentrate its investments in a single industry or group of related industries. Additional disclosure has been added in this regard.

Prospectus- Page 7

10.	Please disclose who has the right to terminate the management fee waiver set forth in the paragraph titled “Management Fee.”

Additional disclosure has been added in this regard.

Prospectus- Page 13

11.	Please update the numbers in the expense example based on the revised fee table.

Additional disclosure has been added in this regard.

Securities and Exchange Commission
July 14, 2016

Prospectus- Page 16

12.	In the section titled “Use of Proceeds,” please consider disclosing whether the Fund’s management fee is assessed during a period of adverse market conditions when the Fund invests in money market instruments or shares of money market funds, or holds cash, for liquidity purposes.

Additional disclosure has been added in this regard.

Prospectus- Page 20

13.	In order to facilitate plain English disclosure, in the bullet titled “Equity (Market Neutral) – Fundamental Trading,” please explain “bottom up” in the phrase “fundamental bottom-up stock selection.”

“Bottom up” has been deleted from the disclosure to eliminate any potential confusion.

Prospectus- Page 23

14.	In the paragraph titled “Portfolio Managers,” please consider disclosing the number of Portfolio Managers as of a particular date.

We considered the comment and decided not to modify existing disclosure.

15.	In the first paragraph of the section titled “Borrowing: Use of Leverage," please strike the word “relatively” from the phrase “relatively short term borrowings.”

The requested deletion has been made.

Prospectus- Page 37

16.	In the second paragraph of the section titled “Valuation Estimates,” please clarify the phrase in the second sentence that valuations of securities without readily ascertainable market prices are “conclusive with respect to the Fund.”

The requested clarification has been made.

Prospectus- Page 38

Securities and Exchange Commission
July 14, 2016

17.	Please confirm that all material conflicts of interest have been disclosed with respect to other entities managed by the Archstone Partnerships.

Confirmed.

Prospectus- Page 39

18.	In the section titled “The Adviser,” please add a cross-reference to the Board’s discussion of its approval of the investment advisory agreement.

The requested addition has been made.

Prospectus- Page A-1

19.	Please confirm whether the Other Investment Vehicle has been managed by the Fund’s Co-Portfolio Managers since its inception.

Confirmed.

20.	Please consider changing the phrase “differences between investment policies of the Fund and the Other Investment Vehicle” to “differences between investment limitations of the Fund and the Other Investment Vehicle.”

The requested change has been made.

Prospectus- Page S-9

21.	In order to prevent confusion between references to the portfolio managers of the Fund and references to the portfolio managers of the Portfolio Funds, please use “Fund Portfolio Manager” as the defined term for the Fund’s portfolio managers.

The requested change has been made.

22.	In the paragraph titled “Portfolio Manager Compensation,” please consider disclosing in greater detail the meaning of the “earnings” that Mr. Pignatelli receives as a member of the Adviser.

Additional disclosure has been added in this regard.

Securities and Exchange Commission
July 14, 2016

Annual Report – Page 6

23.	In future reports, please identify the source of the distribution in the appropriate line item in the “Statement of Changes of Net Assets.”

Comment noted.

In addition to the above, the applicant acknowledges that:

•	the applicant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the applicant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the applicant may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen